EXHIBIT 99.1

Himax Technologies, Inc. Reports Third Quarter 2017 Financial Results and Provides Fourth Quarter 2017 Guidance

 Company Meets Q3 2017 Revenue, GAAP EPS Guidance, and Exceeds Gross Margin, Non-GAAP EPS Guidance

Provides Q4 2017 Guidance Revenue to Decline 4% to 10% Sequentially, Gross Margin to Decline 1% Sequentially, GAAP EPS to be 13.0 to 15.0 Cents and Non-GAAP EPS to be 13.2 to 15.2 Cents

Excludes One-Off Reimbursements in Q3 2017, Q4 Revenue to be Down around 3.5% to Up 3.0% Sequentially

  Q3 revenue of $197.1M, up 29.9% QoQ, came in at high end of the guidance range
  Product sales: small and medium-sized driver ICs, 44.2% of revenue, up 24.5% QoQ; large panel driver ICs, 27.9% of revenue, up 5.4% QoQ; non-driver IC products, 27.9% of revenue, up 85.9% QoQ led by the new WLO product shipment to a leading customer
  Q3 gross margin was 25.5%, exceeding the guidance by 70 bps due to a more favorable product mix
  Q3 GAAP net income was $3.7M, or 2.1 cents per diluted ADS, in line with the guidance range of 1.3 to 2.5 cents; Non-GAAP net income was $9.0M, or 5.2 cents per diluted ADS, exceeding the guidance range of 3.0 to 4.2 cents
  Started major ramp and shipment of the new WLO product, expects shipment to the same leading customer to accelerate significantly in Q4 2017 and beyond, working on multiple new projects with the same customer
  Jointly announced with Qualcomm for collaboration in the development and commercialization of the state-of-the art and the only true 3D sensing total solution for the Android Smartphone ecosystem right now, expects solution and production capacity to be ready for mass production by Q1 2018
  Continue close collaboration with multiple top tier Android smartphone makers, aggressively aiming to launch flagship models with 3D sensing total solution during the first half of 2018
  To fulfill strong demands from the existing leading WLO customer and 3D sensing total solution Andriod smartphone OEMs, Himax will launch Phase II capex for additional WLO and active alignment capacity in 2018, Phase II scale will substantially exceed the Phase I capex of $80M

TAINAN, Taiwan, Nov. 09, 2017 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the third quarter ended September 30, 2017. The Company’s 2017 third quarter revenues and GAAP earnings per diluted ADS came in at high end of its guidance while gross margin and non-GAAP earnings per diluted ADS both exceeded the guidance.

“Despite the decline in the first half in our business, we delivered solid results in the third quarter, achieving both top and bottom line growth across all three major product categories. One of the highlights of our third quarter business is the joint announcement with Qualcomm to unveil our 3D sensing total solution. The announcement detailed the two companies’ collaboration in the development and commercialization of high resolution, low power active 3D depth sensing solutions for the Android smartphone ecosystem. The Qualcomm/Himax SLiM™ (Structured Light Imaging Module) solution is state-of-the-art and the only true 3D sensing total solution available for the Android market right now,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax. “The Company’s SLiM™ total solution brings together Qualcomm’s industry leading 3D algorithm with Himax’s advanced diffraction optical element (DOE) design and mass-production-proven wafer level optics for the projector and cutting-edge NIR sensors with superior quantum efficiency for the receiver. To complete the Company’s turn-key solution for the Android market, Himax has put together an A team by partnering with a few top players in their respective industry, covering laser, NIR camera lens, IR filter, semiconductor foundry and module assembly. This strong alliance will ensure that the Company’s SLiM™ 3D sensing total solution will be an accountable and competitive total solution for customers’ volume ramping. The SLiM™ total solution represents a very high barrier of entry for any potential competition and a much higher ASP and profit margin for us. We are targeting to have the SLiM™ 3D sensing total solution and production capacity ready for mass production and shipment by the end of the first quarter of 2018 with an initial capacity of 2 million units per month. The initial capacity is part of our Phase I investment of $80 million. We will ramp as needed to meet our customers’ launch timetable,” Mr. Wu further said.

Himax believes 3D sensing is among the most significant new features for the next generation smartphone. It is a game-changing opportunity for the Company and will be the Himax’s biggest growth engine for the next few years. “We are excited that Apple has pioneered the 3D sensing technology on iPhone X and is paving the way for smartphone to become a major AR platform. In the Android market, we are seeing leading players also aggressively looking to adopt 3D sensing. We are in close collaboration with multiple top tier Android smartphone OEMs, aggressively aiming to launch flagship smartphone models with 3D sensing total solution during the first half of 2018. By the time we started shipping our 3D total solutions, they will be major contributor to both our revenues and profit, consequently creating a more favorable product mix for us,” said Mr. Wu.

Other notable milestones during the third quarter include the ramp of WLO production capacity and revenue, and construction of a new building. Mr. Wu said, “We reported in the last earnings call that this year’s capex has included the urgent addition of new WLO capacity to meet the rush demand of a leading customer. This new WLO capacity has started mass production and we already began shipment to the customer during the third quarter. We expect shipment to the same customer to accelerate significantly into the fourth quarter and beyond. In parallel, we are working on several new development projects with the same customer for their future generation products. We are very excited about this partnership and the significant growth opportunities these projects represent.” Mr. Wu further said, “The construction of a new building is another major capex project of this year. It will be completed and ready for move-in at around the new-year period of 2018. Its timely completion is particularly critical as it will house the additional WLO capacity and new active alignment equipment for SLiM™ total solution to fulfill strong demands of Android Smartphone OEMs.”

Due to the strong 3D sensing demands from the existing leading WLO customer and new Android smartphone OEMs, Himax is getting customers’ inputs to finalize the Phase II capex for additional capacity in 2018. “The scale of Phase II investment would likely substantially exceed the Phase I capex of $80M. Unlike the Phase I investment where majority of the capex is going to land and building, the Phase II investment will be exclusively for the enlargement of our WLO and active alignment capacity. The Phase II capacity will still be located in the new building. We are confident that our investment will deliver high return. We are positive on our overall business in 2018 and beyond,” said Mr. Wu.

Third Quarter 2017 Revenue Breakdowns by Product Line

The third quarter revenues of $197.1 million represented an increase of 29.9% sequentially and a decrease of 9.6% year-over-year.

Revenue from large panel display drivers was $54.9 million, up 5.4% sequentially and down 23.7% year-over-year. Large panel driver ICs accounted for 27.9% of the Company’s total revenues for the third quarter, compared to 34.4% in the second quarter of 2017 and 33.0% a year ago. As opposed to the original guidance of 10% sequential growth, the Company’s large panel driver business grew just mid-single-digit as one of its Chinese customers deferred some shipment to Q4. The sector’s rebound from the first half was driven primarily by stronger sales in TV market. The year-over-year decline was caused by phase-out of certain customers’ old models. The Company is pleased with its current engineering collaboration and design-in activities with large panel customers across China, Taiwan and Korea. Such activities will lead to further rebound in future sales momentum.

Revenue for small and medium-sized drivers came in at $87.2 million, up 24.5% sequentially but down 12.2% year-over-year. The product segment accounted for 44.2% of total sales for the third quarter, as compared to 46.1% in the second quarter of 2017 and 45.5% a year ago. Sales into smartphones rebounded strongly, up more than 30% sequentially, but still declining 36.0% year-over-year. The strong smartphone driver IC sales were driven by customers’ replenishment of inventories after a lackluster first half. Shipment of 18:9 displays driver ICs to panel makers for tier-1 end customers also contributed to the strong rebound. The year-over year decline in the third quarter was mainly the result of a shrinking addressable market for pure TFT-LCD driver ICs for smartphones, a significant portion of which is being replaced by TDDI and AMOLED technologies as the Company highlighted in previous earnings calls. The good news is that its TDDI solutions have started some shipment in the third quarter and are expected to start ramping in Q4.

Sales into automotive application went up single digit sequentially and more than 20% year-over-year. The quarterly revenue now reached more than $20 million, a historical high, and accounting for over 15% of the total driver IC revenue. Driver IC sales for tablets were also up strongly, increasing over 25% sequentially but declining 6.8% year-over-year due to weak overall market demand in the product segment.

Revenues from the non-driver businesses were $55.0 million, up 85.9% sequentially and up 17.5% versus last year. Non-driver products accounted for 27.9% of total revenues, also a record high, as compared to 19.5% in the second quarter of 2017 and 21.5% a year ago. The sequential and year-over-year increase was due primarily to WLO product shipment to a leading customer as well as certain one-off customer reimbursements related to Himax’s AR goggles business. The revenue increase was offset by the discontinuation of LCOS and WLO shipments to one of Himax’s major AR device customers who decided to end the product’s production as it reported before. Excluding the above-mentioned one-off customer reimbursements, which totaled $13.3 million, the sequential increase would have been lower but still at a high level of 40.9%.

GAAP gross margin for the third quarter was 25.5%, up 170 bps from 23.8% in the second quarter of 2017 and down 10 bps from 25.6% for the same period last year. The sequential margin improvement was a result of a more favorable product mix, which was due mainly to the WLO shipments starting July, 2017 and the one-off customer reimbursements.

GAAP operating expenses were $47.0 million in the third quarter, up 26.6% from the preceding quarter and up 16.2% from a year ago. The significant sequential expense increase, on top of rising R&D expenses, was caused by $6.1 million of RSU expense. The RSU expense was assumed to be $3.0 million in the Company’s guidance. The $3.1 million higher RSU represents lower EPS of 1.5 cents. As an annual practice, the Company rewards employees with an annual bonus at the end of September which always leads to a substantial increase in the third quarter GAAP operating expenses compared to the other quarters of the year. This year, the RSUs grant $6.5 million, out of which $6.1 million was vested immediately and expensed in the third quarter. The remainder will be vested equally at the first, second and third anniversaries of the grant date. Excluding the RSU charge, Himax’s third quarter operating expenses were $40.9 million, up 10.2% from the previous quarter and up 31.1% from the same quarter 2016. The significant year-over-year increase was primarily the result of rising R&D expenses in the areas of 3D sensing, WLO, TDDI, and high-end TV as well as the annual merit increases. In addition, NT dollar appreciation against the US caused the Company’s salary expense to increase around $0.9 million as it pays the bulk of its employee salaries in NT dollars.

GAAP operating margin for the third quarter was 1.7%, down from 7.0% for the same period last year and up from -0.6% in the previous quarter. The sequential improvement was due to gross profit increase which was mainly driven by WLO shipments and the one-off customer reimbursements. The year-over-year decline was a result of higher operating expenses and lower sales.

Third quarter non-GAAP operating income was $10.2 million, or 5.2% of sales, down from 11.5% for the same period last year and up from -0.3% a quarter ago.

GAAP net income for the third quarter was $3.7 million, or 2.1 cents per diluted ADS, compared to GAAP net loss of $0.6 million, or 0.4 cents per diluted ADS, in the previous quarter and GAAP net income of $13.6 million, or 7.9 cents per diluted ADS, a year ago.

Third quarter non-GAAP net income was $9.0 million, or 5.2 cents per diluted ADS, compared to non-GAAP net loss of $0.3 million, or 0.2 cent per diluted ADS, in the previous quarter and non-GAAP net income of $21.3 million, or 12.4 cents per diluted ADS, a year ago.

Balance Sheet and Cash Flow

Himax had $151.6 million of cash, cash equivalents and marketable securities as of the end of September 2017, compared to $153.4 million at the same time last year and $185.9 million a quarter ago. The Company paid out a dividend of $41.3 million during the quarter. In addition to the cash position, restricted cash was $147.2 million at the end of the quarter, up from $107.2 million in the preceding quarter and up from $138 million a year ago. The restricted cash is mainly used to guarantee the Company’s short-term loan for the same amount. Himax continues to maintain a very strong balance sheet and remain a debt-free company.

Himax’s inventories as of September 30, 2017 were $130.1 million, down from $147.7 million a quarter ago and decreased from $169.4 million at the same time last year. The lower inventory was a result of increased shipments in the quarter. Accounts receivable at the end of September 2017 were $181.7 million as compared to $208.4 million a year ago and $163.2 million last quarter. DSO was 98 days, as compared to 95 days a year ago and 96 days at end of the last quarter.

Net cash inflow from operating activities for the third quarter was $16.9 million as compared to an inflow of $2.9 million for the same period last year and an outflow of $1.2 million last quarter. The sequential increase was mainly due to higher profit, and better working capital situation.

Capital expenditures were on track with the plan at $10.2 million in the third quarter of 2017, versus $1.9 million a year ago and $11.9 million last quarter. The third quarter capex consisted mainly of capacity expansion for WLO production line and ongoing payments for the new building’s construction. As reported in the last few earnings calls, the Company is increasing capex right now to enlarge its WLO capacity located at the current headquarters to meet certain anchor customer's strong and urgent demand. The Company is also constructing a new building to house further WLO capacity, active alignment equipment, next generation LCOS production line, and additional office spaces. As part of Himax’s 3D sensing total solution, extremely high precision active alignment is required to assemble optics on top of laser. Himax mentioned in earlier earnings calls that it has partnered with a world leading equipment vendor to develop a dedicated active alignment solution of its own.

As Himax reported in the previous earnings calls, the Company’s capex budget will be funded through its internal resources and banking facilities if needed.

Share Buyback Update

As of September 30, 2017, Himax had 172.1 million ADS outstanding, little changed from last quarter. On a fully diluted basis, the total ADS outstanding are 172.4 million.

2017 Investor Outreach and Conferences

Ms. Jackie Chang, CFO, Ms. Ophelia Lin, internal IR Deputy Director, Mr. Ken Liu, internal IR, and Mr. Greg Falesnik, Himax’s US-based IR, will maintain corporate access for shareholders and attend future investor conferences. If you are interested in speaking with the management, please contact Himax’s US or Taiwan-based investor relations contact at the numbers below.

Business Updates

Despite the decline in the first half in Himax’s business, Himax delivered solid results in the third quarter, achieving both top and bottom line growth across all three major product categories. One of the highlights of the Company’s third quarter business is the joint announcement with Qualcomm to unveil its 3D sensing total solution. The announcement detailed the two companies’ collaboration in the development and commercialization of high resolution, low power active 3D depth sensing solutions for the Android smartphone ecosystem. 3D sensing is a game-changing opportunity for Himax. It will be Himax’s biggest growth engine for the next few years.

Display Driver IC Market
Large display driver IC business rebounded in the third quarter from the trough of the first half and Himax expects the momentum to carry forward into the fourth quarter and next year as China continues to ramp new advanced generation LCD fabs and 4K TV penetration is still on the rise globally. Being a market leader in both areas, Himax will benefit from the resulting market expansion. At the moment, due to tight foundry capacity, Himax is not able to fulfill some rush orders. This would affect the Company’s growth in the fourth quarter. Himax expects a moderate sequential revenue increase for large display driver ICs in the fourth quarter. Looking into the future, Himax is working with major panel makers on the development of next generation 8K TVs. 8K TV will likely take off as early as 2020 with Tokyo Olympics, which has promised to broadcast 8K programs.

In its last earnings calls, the Company discussed how full-screen 18:9 displays are becoming a trend and how Himax expects higher TDDI penetration in smartphones going forward. Both of these trends held true and continued to accelerate in the third quarter. The Company’s 18:9 display driver ICs are expected to contribute to 25% of its smartphone display driver IC revenue in the fourth quarter, of which FHD+ 18:9 shipments will double.

In terms of its progress in TDDI, Himax has started some small volume shipment of its new generation TDDI ICs in the third quarter. The Company now boasts a comprehensive product portfolio supporting both full screen 18:9 and traditional 16:9 aspect ratios. Himax expects its design-wins of HD+ TDDI for smartphone to make meaningful contribution to revenue in the fourth quarter. Himax’s FHD+ TDDI solutions adopt industry leading interlaced output design which requires less space for the customer’s panel routing and therefore enables super-slim bezel for the customer’s panel design. The Company has on-going design-in activities with many of the Chinese tier-1 smartphone brands and most of the panel makers in China, Japan and Korea. Himax expects some of them to start mass production in the first quarter of 2018. In summary, Himax is looking to ship a few millions units of TDDI ICs during the fourth quarter and seeing strong growth starting 2018. TDDI has higher ASP and better margin than traditional driver IC with less competition. Hence, the Company expects the shipment of TDDI ICs will lead to margin improvement of its small and medium panel driver ICs starting 2018.

For AMOLED, it’s set to become mainstream in the global smartphone market in the future with penetration potentially reaching as high as 50% by 2020. Himax has joint development projects with many major Chinese OLED panel makers and has delivered 18:9 product samples to some of them starting the second quarter. With Chinese smartphone brands’ AMOLED adoption forecast to reach 18% in 2017, Chinese panel makers have committed tremendous capital to build nine brand new OLED fabs by 2019, and are in full speed to pull forward the mass production schedule. Once Chinese panel makers start mass production, Himax believes OLED driver IC will be one of the long-term growth engines for its small panel driver IC business.

Himax expects driver IC sales for automotive application to grow around 20% sequentially and close to 35% year over year, far surpassing market average, as some of the major design-wins from prior years started going into mass production. Still more panels are going into vehicles, with the number of units expected to increase from 135 million in 2016 to 200 million in 2022. Himax has engaged all of the major automotive panel manufacturers worldwide for long-term partnerships and secured many of their key projects pipelined for the next few years.

Going into the fourth quarter, due to seasonality and smartphone OEM customers’ inventory adjustment to accelerate the product transition from 16:9 to the new full screen 18:9 design, Himax expects revenue for small and medium-sized panel segments to be flat sequentially.

Non-Driver Product Categories
The non-driver IC business segment has been the Company’s most exciting growth area and a differentiator for the Company in the past few years.

3D Sensing Total Solution
Himax believes 3D sensing is among the most significant new features for the next generation smartphone. The Company is excited that Apple has pioneered the 3D sensing technology on iPhone X and is paving the way for smartphone to become a major AR platform. In the Android market, the Company is seeing leading players also aggressively looking to adopt 3D sensing. Judging by their current development activities, Himax expects some of China’s leading smartphone names to launch flagship models with 3D sensing during the first half of 2018.

While 3D sensing can have a wide range of applications across smartphone, IoT, automotive, AR/VR, robitcs, etc., the Company’s current target market is primarily the smartphone. SLiM™ (Structured Light Imaging Module), the Company’s turn-key total solution, has already achieved the performance, size, power consumption, and costs suitable for smartphones. The Company emphasized the importance of a total solution approach in 3D sensing as it reduces the customer’s integration complexity to a minimum and is essential for most of the Android OEMs. The Qualcomm/Himax solution, with Himax being the product owner of the total SLiM™ module, is state-of-the-art in its technological sophistication and the only true 3D sensing total solution available for the Android market right now. 3D algorithm, projector and receiver are the three fundamental building blocks of 3D sensing. The Company’s SLiM™ total solution brings together Qualcomm’s industry leading 3D algorithm with Himax’s advanced diffraction optical element (DOE) design and mass-production-proven wafer level optics for the projector and cutting-edge NIR sensors with superior quantum efficiency for the receiver. To complete the Company’s turn-key solution for the Android market, Himax has put together an A team by partnering with a few top players in their respective industry, covering laser, NIR camera lens, IR filter, semiconductor foundry and module assembly. This strong alliance will ensure that the Company’s SLiM™ 3D sensing total solution will be an accountable and competitive total solution for customers’ volume ramping.

The majority of the key technologies inside the SLiM™ total solution is developed and supplied by Himax. These critical technologies include, on the projector end, DOE and collimator utilizing the Himax’s world leading WLO technology, a tailor-made laser driver IC, and high precision active alignment for the projector assembly; and on the receiver end, a high efficiency near-infrared CMOS image sensor. Last but not least, Himax also developed an ASIC by incorporating Qualcomm’s algorithm for 3D depth map generation. The fact that all of these critical components are developed in-house puts Himax in a unique leading position. It represents a very high barrier of entry for any potential competition and a much higher ASP and profit margin for Himax. While the Company prefers to offer a total solution, it can also provide the aforementioned individual technologies separately to a small number of select customers who possess in-house 3D sensing integration capabilities so as to best accommodate their specific needs.

Himax is seeing very strong demand for the SLiM™ total solution amid the Android smartphone market. Himax is tightly focusing on just a few top tier smartphone makers, with whom the Company is in close collaboration right now. Himax, together with its target customers, are aiming to launch 3D sensing smartphones during the first half of 2018.

Himax’s own SLiM™ solution and production capability will be ready for mass production and shipment by the end of the first quarter of 2018 with an initial capacity of 2 million units per month. The initial capacity is part of the Company’s Phase I capex investment of $80 million. It will ramp as needed to meet its customers’ launch timetable. Given that the Company is offering highly integrated solutions with ASPs much higher than those of individual components, by the time it starts shipping its total solutions, they will be a major contributor to both its revenues and profit, consequently creating a more favorable product mix for Himax.

WLO
Himax reported that this year’s capex will be significantly higher than usual. Himax also reported the urgent addition of new WLO capacity to meet the rush demand of a leading customer. This new capacity is located in its existing headquarters in which it retrofitted space to make room for the new equipment. Himax reported that the project is going smoothly as planned. Himax has started mass production and shipment to the above mentioned customer during the third quarter. The Company expects shipment to accelerate to the same customer into the fourth quarter and beyond. In parallel, Himax is working on several new development projects with the same customer for their future generation products. Himax is very excited about the partnership and the significant growth opportunities these projects represent.

On other WLO business updates, WLO is one of the key technologies enabling 3D sensing, AR goggle devices, and many other applications. At present, 3D sensing is the top priority of Himax’s WLO business. Levering on its exceptional design know-how and mass production experience in WLO technology, Himax is able to produce the world’s most compact optics required of 3D sensing while achieving superior performance. In addition to 3D sensing, Himax also has ongoing collaborations with customers in developing wave-guide for AR glasses and micro displays using its WLO technology.

New Building
On to the other major capex project of this year, construction of a new building. The progress has been good to date and everything is proceeding on schedule. The new building, located near the Company’s current headquarters, will house additional 8” glass WLO capacity and new active alignment equipment that was just mentioned. It will also provide the extra office space it desperately needed. The new building will be completed and ready for personnel and equipment move-in at around the new-year period of 2018.

Phase II Expansion
Among all of the components in the Company’s 3D sensing total solution, the only two items requiring the Company’s own capital expenditure are the WLO production line and the active alignment equipment. The two items are not outsourced because they require highly differentiating manufacturing know-how and are critical factors of its competitiveness.

Judging from the strong 3D sensing demands from the existing leading WLO customer and new Android OEMs, the Company is getting customers’ input to finalize Phase II capex for additional equipment in 2018. While the plan is yet to be finalized, the scale of the investment would likely substantially exceed the Phase I capex of $80M. Unlike the Phase I investment where majority of the capex is going to land and building, the Phase II investment will be exclusively for the enlargement of the Company’s WLO and active alignment capacity. The Phase II capacity will still be located in the same new building.  The new building has sufficient room to house capacity much in excess of the Phase II expansion. Himax will formally announce the Phase II expansion once the Company finalizes the plan.

Himax said the capex budget for Phase I and Phase II expansion will be funded through its internal resources and banking facilities, if so needed.

CMOS Image Sensor
Himax continues to make great progress with its two machine vision sensor product lines, namely, near infrared (“NIR”) sensor and Always-on-Sensor (“AoS™”). The Company’s NIR sensor is a critical part in the SLiM™ total solution. Himax’s NIR sensors’ overall performance is far ahead of those of its peers in 3D sensing application. Himax currently offers low noise HD, or 1 megapixel, and 5.5 megapixel NIR sensors and is planning to add more to further enrich its product portfolio. Himax’s NIR sensors deliver superior quantum efficiency in the NIR range, especially over 940nm band which is critical for outdoor applications.

On the AoS product line, armed with Emza’s machine-vision algorithms, Himax is working with major consumer electronics and home appliances OEMs to add “people sensing” capabilities into their products where its WiseEye™ system detects human presence reliably with extremely low power consumption to enhance user experience. Following one major global brand’s adoption in their high end TV models in the first quarter of 2017, Himax expects several new projects will enter mass production in 2018, especially in the TV market.

For the traditional human vision segments, Himax sees strong demands in notebooks and increasing shipments for multimedia applications such as car recorders, surveillance, drones, home appliances, and consumer electronics, among others.

LCOS
Himax’s main focus areas are on AR goggle devices and head-up-displays (HUD) for automotives. The Company’s list of AR goggle device customers covers many of the world’s biggest tech names. Himax continues to see heavyweight companies allocating major R&D resources and budgets to bring the new products into the market. The Company is committed to provide the best technology to support them in the effort. In addition to AR applications, Himax reported great progress in developing high-end HUD for automotives. Himax’s technology leadership in this space has little competition. LCOS represents a significant long term growth opportunity for Himax.

For non-driver IC business in the fourth quarter, Himax reported third quarter one-off customer reimbursements of $13.3 million which will not repeat in the fourth quarter, thus causing a sequential decline of 20% for its non-driver revenue, yet an increase of close to 20% for the same period last year. Excluding the reimbursements, the non-driver revenue would grow around 10% sequentially, where WLO would grow around 20%.

Fourth Quarter 2017 Guidance

The Company is providing the following financial guidance for the fourth quarter of 2017:
Net Revenue:	To decrease 4% to 10% sequentially
Gross Margin:	To decline around 1% sequentially
GAAP EPS:	13.0 to 15.0 cents per diluted ADS, as compared to 2.1 cents reported in 3Q 2017
Non GAAP EPS (1):	13.2 to 15.2 cents per diluted ADS, as compared to 5.2 cents reported in 3Q 2017
(1)Non-GAAP EPS excludes share-based compensation and acquisition-related charges

In the third quarter result, Himax reported a one-off customer reimbursement of $13.3 million in the third quarter which will not repeat in the fourth quarter, thus causing a sequential revenue decline. Without it, Himax expects the fourth quarter revenue to be down around 3.5% to up 3.0% sequentially.

The above earnings guidance includes the disposal of an investment netting 12.0 cents in earnings per diluted ADS.  As many of you have already seen in Himax’s PR issued on September 26th, Himax reached an agreement with a buyer to dispose of a direct investment which was made over 2007 to 2008. The investment involves a China-based operation providing display driver IC backend processing covering wafer bumping, chip testing and packaging. Himax’s initial investment amount of $8.96 million represented a minority stake of 14.46% in the investee company. Total proceeds from disposal are $32.00 million with a pre-tax gain of $23.04 million. Gain after tax is estimated to be $20.74 million, representing a contribution of 12.0 cents GAAP net income per diluted ADS. The transaction is subject to relevant government approvals with closing expected to be no later than the end of the fourth quarter, 2017.

HIMAX TECHNOLOGIES THIRD QUARTER 2017 EARNINGS CONFERENCE CALL

DATE:	Thursday, November 9th, 2017
TIME:	U.S. 8:00 a.m. EST
Taiwan 9:00 p.m.
DIAL IN:	U.S. +1 (866) 444-9147
INTERNATIONAL +1 (678) 509-7569
CONFERENCE ID	96411246
WEBCAST:	https://edge.media-server.com/m6/p/tkka9upt

A replay of the call will be available beginning two hours after the call through 10:59 a.m. US EST on November 16th, 2017 (11:59 p.m. Taiwan time, November 16th, 2017) on www.himax.com.tw and by telephone at +1 (855) 859-2056 (US Domestic) or +1 (404) 537-3406 (International). The conference ID number is 96411246. This call is being webcast by Nasdaq and can be accessed by clicking on this link or Himax’s website, where the webcast can be accessed through November 9th, 2018.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ:HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics for AR devices, 3D sensing and machine vision, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices and Internet of Things. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,150 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. Himax has 3,011 patents granted and 441 patents pending approval worldwide as of September 30th, 2017. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2016 filed with the SEC, as may be amended.

Company Contacts:

Jackie Chang, CFO
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22300
Or
US Tel: +1-949-585-9838 Ext.252
Fax: +886-2-2314-0877
Email: jackie_chang@himax.com.tw
www.himax.com.tw

Ophelia Lin, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22202
Fax: +886-2-2314-0877
Email: ophelia_lin@himax.com.tw
 www.himax.com.tw

Ken Liu, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22513
Fax: +886-2-2314-0877
Email: ken_liu@himax.com.tw
www.himax.com.tw

Investor Relations - US Representative
Greg Falesnik, Managing Director
MZ North America
Tel: +1-212-301-7130
Email: greg.falesnik@mzgroup.us
www.mzgroup.us

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended September 30,		Three Months Ended June 30,
	2017	2016	2017

Revenues	$197,146	$218,081	$151,730

Costs and expenses:
Cost of revenues	146,778	162,348	115,556
Research and development	34,989	28,789	27,921
General and administrative	6,016	5,774	4,552
Sales and marketing	5,967	5,874	4,641
Total costs and expenses	193,750	202,785	152,670

Operating income (loss)	3,396	15,296	(940)

Non operating income (loss):
Interest income	509	264	619
Gains on sale of securities, net	55	95	37
Equity in incomes (losses) of equity method investees	114	(206)	(697)
Foreign currency exchange losses, net	(180)	(486)	(27)
Interest expense	(145)	(133)	(113)
Other income (losses), net	2	2	(41)
	355	(464)	(222)
Earnings (loss) before income taxes	3,751	14,832	(1,162)
Income tax expense (benefit)	621	1,441	(179)
Net income (loss)	3,130	13,391	(983)
Net loss attributable to noncontrolling interests	554	207	354
Net income (loss) attributable to Himax Technologies, Inc. stockholders	$3,684	$13,598	$(629)

Basic earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders	$0.021	$0.079	$(0.004)
Diluted earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders	$0.021	$0.079	$(0.004)

Basic Weighted Average Outstanding ADS	172,401	172,304	172,399
Diluted Weighted Average Outstanding ADS	172,448	172,356	172,462

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Nine Months Ended September 30,
	2017	2016

Revenues	$504,086	$599,474

Costs and expenses:
Cost of revenues	381,643	444,088
Research and development	88,241	73,994
General and administrative	15,201	15,169
Sales and marketing	14,972	13,849
Total costs and expenses	500,057	547,100

Operating income	4,029	52,374

Non operating income (loss):
Interest income	1,671	822
Dividend income	-	700
Gains on sale of securities, net	162	5
Equity in losses of equity method investees	(717)	(565)
Foreign currency exchange losses, net	(1,240)	(519)
Interest expense	(395)	(502)
Other income (losses), net	9	(7)
	(510)	(66)
Earnings before income taxes	3,519	52,308
Income tax expense	563	7,062
Net income	2,956	45,246
Net loss attributable to noncontrolling interests	1,462	1,227
Net income attributable to Himax Technologies, Inc. stockholders	$4,418	$46,473

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.026	$0.270
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.026	$0.270

Basic Weighted Average Outstanding ADS	172,399	172,303
Diluted Weighted Average Outstanding ADS	172,414	172,334

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Three Months Ended September 30,		Three Months Ended June 30,
	2017	2016	2017
Share-based compensation
Cost of revenues	$130	$146	$25
Research and development	4,873	7,128	137
General and administrative	713	1,002	69
Sales and marketing	877	1,325	24
Income tax benefit	(1,439)	(2,027)	(43)
Total	$5,154	$7,574	$212

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$246	$246	$246
Income tax benefit	(99)	(99)	(98)
Total	$147	$147	$148

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Nine Months Ended September 30,
	2017	2016
Share-based compensation
Cost of revenues	$180	$199
Research and development	5,147	7,449
General and administrative	851	1,142
Sales and marketing	924	1,365
Income tax benefit	(1,524)	(2,122)
Total	$5,578	$8,033

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$738	$738
Income tax benefit	(296)	(296)
Total	$442	$442

Himax Technologies, Inc.
GAAP Unaudited Condensed Consolidated Balance Sheets
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	September 30, 2017	June 30, 2017	September 30, 2016
Assets
Current assets:
Cash and cash equivalents	$141,482	$177,206	$140,805
Investments in marketable securities available-for-sale	10,124	8,663	12,559
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	181,731	163,243	208,372
Inventories	130,112	147,680	169,382
Deferred income taxes	-	-	3,459
Restricted cash, cash equivalents and marketable securities	147,202	107,201	138,000
Other receivables from related party	4,150	4,150	4,000
Prepaid expenses and other current assets	18,487	12,329	24,435
Total current assets	633,288	620,472	701,012
Investment in non-marketable equity securities	12,110	12,242	12,379
Equity method investments	4,231	4,055	3,104
Property, plant and equipment, net	69,518	57,813	49,849
Deferred income taxes	6,841	6,671	1,194
Goodwill	28,138	28,138	28,138
Other intangible assets, net	2,427	2,675	3,418
Restricted marketable securities	463	460	127
Other assets	1,492	1,478	1,547
	125,220	113,532	99,756
Total assets	$758,508	$734,004	$800,768
Liabilities, redeemable noncontrolling interest and Equity
Current liabilities:
Short-term debt	$147,000	$107,000	$138,000
Accounts payable	125,553	113,670	141,810
Income taxes payable	8,633	7,778	13,708
Deferred income taxes	-	-	144
Other payable to related party	1,350	-	-
Other accrued expenses and other current liabilities	37,675	71,062	34,549
Total current liabilities	320,211	299,510	328,211
Other liabilities	3,145	3,191	3,851
Total liabilities	323,356	302,701	332,062

Redeemable noncontrolling interest	3,656	3,656	3,656
Equity
Himax Technologies, Inc. stockholders’ equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 356,699,482 shares issued; and 344,207,492 shares, 344,007,418 shares and 344,007,418 shares outstanding at September 30, 2017, Jun 30, 2017 and September 30, 2016, respectively	107,010	107,010	107,010
Additional paid-in capital	107,140	106,837	106,109
Treasury shares, at cost, 12,491,990 shares, 12,692,064 shares and 12,692,064 shares at September 30, 2017, Jun 30, 2017 and September 30, 2016, respectively	(8,878)	(9,020)	(9,020)
Accumulated other comprehensive loss	(1,748)	(2,041)	(1,794)
Unappropriated retained earnings	228,997	225,312	261,283
Himax Technologies, Inc. stockholders’ equity	432,521	428,098	463,588
Noncontrolling interests	(1,025)	(451)	1,462
Total equity	431,496	427,647	465,050
Total liabilities, redeemable noncontrolling interest and equity	$758,508	$734,004	$800,768

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended September 30,		Three Months Ended June 30,
	2017	2016	2017

Cash flows from operating activities:
Net income (loss)	$3,130	$13,391	$(983)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	4,672	3,393	3,471
Share-based compensation expenses	446	378	255
Loss (gain) on disposals of property and equipment	3	(2)	---
Gain on disposals of marketable securities, net	(55)	(95)	(37)
Equity in losses (income) of equity method investees	(114)	206	697
Deferred income tax benefit	(223)	(219)	(50)
Inventories write downs	3,346	2,653	2,487
Changes in:
Accounts receivable	(23,691)	(20,441)	4,482
Inventories	14,222	14,620	(1,907)
Prepaid expenses and other current assets	(6,154)	(5,054)	1,898
Accounts payable	11,883	(10,033)	(2,271)
Accounts payable to related party	---	---	(1,098)
Income taxes payable	855	2,035	(7,854)
Other payable to related party	1,350	---	---
Other accrued expenses and other current liabilities	7,206	2,034	182
Other liabilities	(4)	(6)	(507)
Net cash provided by (used in) operating activities	16,872	2,860	(1,235)

Cash flows from investing activities:
Purchases of property, plant and equipment	(10,178)	(1,861)	(11,919)
Proceeds from disposals of property and equipment	---	9	---
Purchases of available-for-sale marketable securities	(20,325)	(6,123)	(15,979)
Proceeds from disposals of available-for-sale marketable securities	19,014	8,777	16,497
Purchases of investment securities	---	(1,600)	---
Proceeds from capital reduction of investment	132	---	---
Purchase of equity method investment	---	(37)	(2,230)
Proceeds from (repayments of) refundable deposits, net	(12)	5	284
Pledges of restricted marketable securities	(4)	(2)	(115)
Cash paid for loan made to related party	(1,500)	(3,000)	---
Cash received for loan made to related party	1,500	---	1,500
Net cash used in investing activities	(11,373)	(3,832)	(11,962)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended September 30,				Three Months Ended June 30,
		2017		2016		2017
Cash flows from financing activities:
Payments of cash dividends		$(41,281)		$(22,348)	$	---
Proceeds from disposals of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.		---		8		---
Purchases of subsidiary shares from noncontrolling interests		(41)		(290)		(1)
Releases of restricted cash, cash equivalents and marketable securities (for borrowing of short-term debt)		(40,000)		---		---
Proceeds from short-term debt		70,000		89,000		27,000
Repayments of short-term debt		(30,000)		(89,000)		(27,000)
Net cash used in financing activities		(41,322)		(22,630)		(1)
Effect of foreign currency exchange rate changes on cash and cash equivalents		99		(16)		59
Net decrease in cash and cash equivalents		(35,724)		(23,618)		(13,139)
Cash and cash equivalents at beginning of period		177,206		164,423		190,345
Cash and cash equivalents at end of period		$141,482		$140,805		$177,206

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest		$145		$137		$113
Income taxes		$6,371		$4,558		$7,986

Supplemental disclosures of investing activities affecting both cash and non-cash items:
Purchases of property, plant and equipment		$16,118		$1,949		$13,292
Increase in payable for purchases of equipment and asset retirement obligations		(5,940)		(88)		(1,373)
Cash paid		$10,178		$1,861		$11,919

Supplemental disclosures of non-cash investing and financing activities:
Dividend payable	$	---	$	---		$41,281

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Nine Months Ended September 30,
	2017	2016

Cash flows from operating activities:
Net income	$2,956	$45,246
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,582	10,308
Share-based compensation expenses	955	932
Gain on disposals of property and equipment	(25)	(2)
Gain on disposals of marketable securities, net	(162)	(5)
Equity in losses of equity method investees	717	565
Deferred income tax benefit	(763)	(484)
Inventories write downs	8,880	8,549
Changes in:
Accounts receivable	4,140	(31,217)
Inventories	10,756	(6,557)
Prepaid expenses and other current assets	(5,636)	(5,386)
Accounts payable	(16,716)	17,387
Accounts payable to related party	(576)	---
Income taxes payable	(5,517)	1,604
Other payable to related party	1,350	---
Other accrued expenses and other current liabilities	9,224	(3,474)
Other liabilities	(68)	(9)
Net cash provided by operating activities	21,097	37,457

Cash flows from investing activities:
Purchases of property, plant and equipment	(24,106)	(5,743)
Proceeds from disposals of property and equipment	28	9
Purchases of available-for-sale marketable securities	(41,405)	(23,271)
Proceeds from disposals of available-for-sale marketable securities	42,031	29,576
Purchases of investment securities	---	(1,600)
Proceeds from capital reduction of investment	132	431
Purchase of equity method investment	(2,230)	(37)
Proceeds from (repayments of) refundable deposits, net	(38)	405
Releases (pledges) of restricted marketable securities	(341)	437
Cash paid for loan made to related party	(1,500)	(4,000)
Cash received for loan made to related party	4,500	---
Net cash used in investing activities	(22,929)	(3,793)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Nine Months Ended September 30,
	2017	2016
Cash flows from financing activities:
Payments of cash dividends	$(41,281)	$(22,348)
Proceeds from disposals of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	4	9
Purchases of subsidiary shares from noncontrolling interests	(42)	(291)
Releases of restricted cash, cash equivalents and marketable securities (for borrowing of short-term debt)	(9,000)	42,000
Proceeds from short-term debt	124,161	199,000
Repayments of short-term debt	(115,161)	(241,000)
Net cash provided by financing activities	(41,319)	(22,630)
Effect of foreign currency exchange rate changes on cash and cash equivalents	181	(58)
Net increase (decrease) in cash and cash equivalents	(42,970)	10,976
Cash and cash equivalents at beginning of period	184,452	129,829
Cash and cash equivalents at end of period	$141,482	$140,805

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$395	$506
Income taxes	$14,410	$11,220

Supplemental disclosures of investing activities affecting both cash and non-cash items:
Purchases of property, plant and equipment	$32,143	$4,975
Decrease (increase) in payable for purchases of equipment and asset retirement obligations	(8,037)	768
Cash paid	$24,106	$5,743

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation and Acquisition-Related Charges:
	Three Months Ended September 30		Three Months Ended June 30,
	2017	2016	2017
Revenues	$197,146	$218,081	$151,730
Gross profit	50,368	55,733	36,174
Add: Share-based compensation – cost of revenues	130	146	25
Gross profit excluding share-based compensation	50,498	55,879	36,199
Gross margin excluding share-based compensation	25.6%	25.6%	23.9%
Operating income (loss)	3,396	15,296	(940)
Add: Share-based compensation	6,593	9,601	255
Operating income (loss) excluding share-based compensation	9,989	24,897	(685)
Add: Acquisition-related charges –intangible assets amortization	246	246	246
Operating income (loss) excluding share-based compensation and acquisition-related charges	10,235	25,143	(439)
Operating margin excluding share-based compensation and acquisition-related charges	5.2%	11.5%	(0.3% )
Net income (loss) attributable to Himax Technologies, Inc. stockholders	3,684	13,598	(629)
Add: Share-based compensation, net of tax	5,154	7,574	212
Add: Acquisition-related charges, net of tax	147	147	148
Net income (loss) attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	8,985	21,319	(269)
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	4.6%	9.8%	(0.2% )

* Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
* Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
* Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation and Acquisition-Related Charges:
	Nine Months Ended September 30,
	2017	2016
Revenues	$504,086	$599,474
Gross profit	122,443	155,386
Add: Share-based compensation – Cost of revenues	180	199
Gross profit excluding share-based compensation	122,623	155,585
Gross margin excluding share-based compensation	24.3%	26.0%
Operating income	4,029	52,374
Add: Share-based compensation	7,102	10,155
Operating income excluding share-based compensation	11,131	62,529
Add: Acquisition-related charges –Intangible assets amortization	738	738
Operating income excluding share-based compensation and acquisition-related charges	11,869	63,267
Operating margin excluding share-based compensation and acquisition-related charges	2.4%	10.6%
Net income attributable to Himax Technologies, Inc. stockholders	4,418	46,473
Add: Share-based compensation, net of tax	5,578	8,033
Add: Acquisition-related charges, net of tax	442	442
Net income attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	10,438	54,948
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	2.1%	9.2%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per ADS Attributable to Himax Technologies, Inc. stockholders Excluding Share-based Compensation and Acquisition-Related Charges: (Amounts in U.S. Dollars)
	Three Months Ended September 30,	Nine Months Ended September 30,
	2017	2017
Diluted GAAP earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.021	$0.026
Add: Share-based compensation per ADS	$0.030	$0.032
Add: Acquisition-related charges per ADS	$0.001	$0.003

Diluted non-GAAP earnings per ADS attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	$0.052	$0.061

Numbers do not add up due to rounding